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                                          June __, 2004



RMR Hospitality and Real Estate Fund
400 Centre Street
Newton, Massachusetts 02458

Ladies and Gentlemen:

         Reference is made to the Auction Agency Agreement (the "Auction Agency Agreement") to be dated June __, 2004, between RMR Hospitality and Real Estate Fund (the "Company") and The Bank of New York, a New York banking corporation (the "Auction Agent"). RBC Dain Rauscher Inc. ("RBC") wishes to confirm its agreement with you that, for so long as RBC acts as broker-dealer in connection with the auction of the Company's Series Th Auction Preferred Shares, $0.0001 par value per share, with a liquidation preference of $25,000 per share, the Company shall not appoint, and shall not request or allow the Auction Agent to appoint, any additional broker-dealers, without the prior written consent of RBC, which consent shall be given in RBC's sole discretion. Nothing in this letter agreement shall be taken to limit the rights of the Company to terminate, or cause the Auction Agent to terminate, RBC as provided in Section 5.1 of the Broker-Dealer Agreement to be dated June __, 2004, between the Auction Agent and RBC.

         If the foregoing correctly sets forth your understanding with respect to the matters set forth above, kindly execute the acknowledgment below.

                                            Very truly yours,

                                            RBC Dain Rauscher Inc.


                                            -----------------------------
                                            By:    Craig Laraia
                                            Title: Managing Director


Acknowledged and Agreed
as of this ____ day of June, 2004

RMR Hospitality and Real Estate Fund


---------------------------
By:    Thomas M. O'Brien
Title: President